OPERATING AGREEMENT

FOR

LANIKAI BREWING COMPANY LLC

DATED AS OF 2 July 2014

THE SECURITIES EVIDENCED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT COVERING SUCH SECURITIES OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE 1933 ACT.

LANIKAI BREWING COMPANY LLC
OPERATING AGREEMENT

THIS OPERATING AGREEMENT (this "Agreement") is made and entered into as of the 10 March 2014 (the "Effective Date") by Lanikai Brewing Company LLC, a Hawaii limited liability company (the "Company"), and the members listed in Exhibit A hereto (members sometimes referred to herein individually as a "Member" or collectively as the "Members").

ARTICLE 1
OPERATION OF THE LIMITED LIABILITY COMPANY

1.1 **Operation.** The Members hereby agree to operate the Company, on the terms and conditions set forth in this Agreement, as a manager-managed Hawaii limited liability company pursuant to the provisions of the Hawaii Limited Liability Act (6 Del. C. §18-101, et seq.), as amended from time to time (said Act, together with any amendments thereto or successor provisions thereof, referred to herein as the "Act").

1.2 **Inconsistencies with the Act.** It is the intent of the parties that this Agreement shall be the sole source of agreement of the parties, and this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule, except to the extent a provision of this Agreement (i) expressly incorporates federal income tax rules by reference to sections of the Internal Revenue Code of 1986, as the same may be amended from time to time (the "Code"), or the regulations promulgated thereunder (the "Regulations") or (ii) purports to modify, restrict, eliminate, reduce or vary any provision of the Act which, pursuant to the Act, cannot be so modified, restricted, eliminated, reduced or varied by this Agreement, or is otherwise expressly prohibited or ineffective under the Act. To the extent this Agreement and the Act cover the same subject matter, the provisions of this Agreement supersede the corresponding provisions of the Act to the extent permitted under the Act. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the least degree possible in order to make this Agreement effective under and not contrary to the requirements of the Act. Any references to specific provisions of the Act shall be to the Act as in effect on the date hereof and shall not include any provision of the Act or amendment thereof adopted after the date hereof unless otherwise expressly agreed by the Members.

1.3 **Name.** The name of the Company shall be Lanikai Brewing Company LLC. The business of the Company may be conducted upon compliance with all applicable laws under any other name designated by the Board of Directors or the Members.

1.4 **Principal Office.** The principal office of the Company shall be at 1105 Mokulua Drive, Kailua, HI 96734. The principal office may be moved and the Company may have such additional offices as the Board of Directors of the Company may determine from time to time.

1.5 **Purposes.** The Company has been formed for the purpose of creating fermented beverages such as Beer, Wine and Distilled Spirits and to engage in such other businesses as may be approved by the Board of Directors. The Company shall have the power to do all things necessary or convenient to accomplish its purposes and operate its business.

1.6 **Statutory Compliance.** The Company shall exist under and be governed by the limited liability company laws of the State of Hawaii. The Members shall make all filings and disclosures required by, and shall otherwise comply with, all such laws. All property owned by the Company shall be deemed to be owned by the Company as an entity (and may be held in the name of a nominee or nominees, or trustee or trustees, for the Company), and no Member individually shall have any ownership of such property.

1.7 **Foreign Qualifications**. Prior to the commencement of the Company's business in any jurisdiction, the Managers shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Managers, with all requirements necessary to qualify the Company as a foreign limited liability company in such jurisdiction. Each Member shall execute, acknowledge, swear to, and deliver all articles, certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

1.8 **Registered Office and Registered Agent**. The name and address of the Company's initial registered agent and initial registered office in the State of Hawaii shall be Steven Haumschild 1105 Mokulua Dr. Kailua HI 96734 or such other place or places as the Managers shall hereafter determine. The registered office and the registered agent may be changed by the Managers, from time to time, by such articles, certificate or instrument as is required under the Act; provided, however, that the Company will continuously maintain a registered office and registered agent in the State of Hawaii as required by the Act.

1.9 **Applicable State Law**. All questions with respect to the construction of this Agreement and the rights and liabilities of the parties shall be determined in accordance with the laws of the State of Hawaii.

2.0 **Applicable Tax Law**. References herein to the "Code" are to the Internal Revenue Code of 1986 or any successor thereto; to the "Regulations" are to regulations adopted by the United States Treasury Department pursuant to the Code; and to the "Allocation Rules" are to such provisions of the Regulations or applicable tax law that may apply to the allocation of tax items among Members, including, but not limited to, Regulations applicable to Sections 704 and 752 of the Code, or any successor provisions of the Code, as any of the foregoing may be amended from time to time.

ARTICLE 2
CAPITAL STRUCTURE

2.1 **Classes of Units.** All interests of Members in distributions and other amounts specified herein shall be represented by their units of membership interests in the Company (each a "Unit" and, collectively, the "Units"). There shall be three (3) classes of Units: Class A Common Units, Class B Common Units and Preferred Units. Capital Units shall mean the Preferred Units. The Company may issue fractional Units. Except as otherwise provided herein, each Unit shall carry the right to cast one vote per Unit on any matter to be approved by the Members. Unless the Board of Directors determines otherwise, the Units shall not be certificated.

2.2 **Authorization of Units.**

(a) There are hereby established and authorized for issuance by the Company

15,000,000 Units, of which 6,000,000 are designated Class A Common Units, 4,500,000 are designated Class B Common Units, and 4,500,000 are designated Preferred Units. Preferred Units shall be within the definition of Capital Units. The Company may issue Class A Common Units, Class B Common Units or Preferred Units authorized under this Article 2, from time to time with the approval of the Board of Directors, and for such consideration and on such terms as may be approved by the Board of Directors. Units that are issued and repurchased by the Company shall have the status of authorized but unissued Units of the Company, and may be reissued subject to approval by the Board of Directors.

(b)   The Company may from time to time issue additional Units of any class or series, and create new classes or series of Units, having such rights and preferences as the Board of Directors may determine and in exchange for such consideration as the Board of Directors may deem appropriate. The Board of Directors may make such amendments to this Agreement as it deems appropriate to create and issue additional Units..

2.3   **Class B Common Units.** The Company is specifically authorized to issue up to 4,500,000 Class B Common Units to officers, directors, managers, members, employees, consultants and advisors pursuant to plans, grants, options, warrants, or other agreements or arrangements as may be approved by the Company's Board of Directors. Such number of Capital Units may be increased with the approval of the Board of Directors. All Class B Common Units issued under the Plan may be issued subject to vesting, forfeiture and repurchase pursuant to separate agreements (each, a "Vesting Agreement"), the provisions of which may be determined, altered or waived in the sole discretion of the Board of Directors. In connection with the issuance of Class B Common Units, the Board of Directors shall set a strike price with respect to such Class B Common Units to reflect the liquidation value of such Class B Common Unit (the "Strike Price"). The Strike Price with respect to each Class B Common Unit will generally be equal to the amount that would be distributed with respect to a Class B Common Unit if the Company sold its assets for their fair market value, satisfied its liabilities and distributed the net proceeds to the holders of Units in liquidation of the Company. The Strike Price is not paid by the grantee of issuance of Class B Common Units; rather it is used to reduce the amount of distributions made to such grantee upon a Capital Event pursuant to Section 8.2 such that the Class B Common Units represent only a profits interest in the Company and not a capital interest. The Board of Directors may adjust the Strike Price as appropriate to reflect the consideration, if any, paid in connection with any issuance of Class B Common Units. The determination of the Board of Directors of the Strike Price shall be final, conclusive and binding on all Members, even if the Strike Price does not reflect the actual amount that would be distributed with respect to the Units at the time the Class B Common Units are issued. In the event the Board of Directors issues additional Class B Common Units with a Strike Price lower than the Strike Price associated with a prior issuance of Class B Common Units, the Board of Directors may, in its sole discretion, reduce the Strike Price of the Class B Common Units issued at the higher Strike Price.

2.4   **Profits Interests.** Each Class A and Class B Common Unit is intended to be a "profits interest" within the meaning of IRS Revenue Procedures 93-27 and 2001-43 and is issued with the intention, but without assurance or guarantee, that under current interpretations of the Code the recipient will not realize income upon the issuance of the Class A and Class B Common Unit, and that neither the Company nor any Member is entitled to any deduction either immediately or through depreciation or amortization as a result of the issuance of such Class A or Class B Common Unit. Any Person holding a Unit subject to a vesting arrangement, including, without limitation, any Class A or Class B Common Unit issued under the Plan, shall make a timely Code Section 83(b) election in accordance with Treasury Regulation 1.83-2 with respect to each such Unit (to the extent applicable).

2.5 **Capital Units.** Each Capital Unit is intended to reflect a "capital interest" in the Company.

ARTICLE 3
RIGHTS AND DUTIES OF MEMBERS

3.1 **Liability of Members.** No Member, manager or officer of the Company, or any member of the Board of Directors, shall be liable for the liabilities of the Company. The failure of the Company any Member, manager, officer or director of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members or any manager of the Company.

3.2 **Scope of Authority.** Except as expressly provided in this Agreement, no Member shall have any authority to act for, assume, enter into or undertake any obligation, liability, indebtedness, contract or responsibility in the name or on behalf of any other Member.

3.3 **Conflicts of Interest.**

(a) Nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or any owner, officer, director, partner, employee, representative, agent or affiliate (collectively, "Affiliates") of a Member, to conduct any other business or activity whatsoever, it being understood by each Member that the other Member or its Affiliates may be interested, directly or indirectly, in various other businesses and activities not involving the Company. Neither the Company nor any of the Members shall have any right by virtue of this Agreement in and to such other businesses or activities or to the income, profits or proceeds thereof, and nothing herein shall require any Member to give notice to any other Member of such business ventures or to present to the Company or to any other Member any opportunity of any kind or nature whatsoever, even though such opportunity might come to the attention of or be available to the Member through that Member's participation in the Company. Each Member hereby waives any rights such Member might have against each other Member for capitalizing on or taking advantage of information learned as a consequence of such Member's knowledge of the affairs of the Company.

(b) A Member does not violate a duty or obligation to the Company merely because the Member's conduct furthers the Member's own interest. A Member may lend money to and transact other business with the Company subject to the approval of the members as provided below. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a person who is not a Member, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member has a direct or indirect interest in the transaction if a Majority of the remaining Members knowing the material facts of the transaction and the Member's interest, authorize, approve, or ratify the transaction.

3.4 **Representations and Warranties.** Each Member holding a Preferred Unit hereby represents and warrants to the Company and each other Member that:

(a) It is duly organized, validly existing, and in good standing under the law of its state of organization and that it has full organizational power to execute and agree to this Agreement and to perform its obligations hereunder and that each persons who have signed this Agreement are duly authorized to execute this Agreement on the Member's behalf.

(b) It is acquiring its interest in the Company, including the Units (as defined in Section 2.1 hereof), for the Member's own account as an investment and without a view or intent to distribute or resell the interest.

(c) It understands and acknowledges that the interests of the Members in the Company, including the Units (the "Member Interests"), have not been registered under the Securities Act of 1933, or the securities laws of any other state or jurisdiction, including any rules or regulations thereunder (collectively, the "Securities Laws") in reliance upon, among other things, the representations and warranties under this Section 3.4, and that the Member Interests may not be sold without registration under, or valid exemption from, securities registration requirements of any such applicable laws.

(d) It has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Company as contemplated by this Agreement and is able to bear the economic risk of such investment for an indefinite period of time, including a complete loss of the investment.

(e) It has been furnished access to such information, documents, business plans, license agreements, financial projections and assets of the Company as it has requested and has been afforded a full opportunity to ask questions of and receive answers from management and representatives of the Company concerning the business, management and financial condition of the Company and the terms and conditions of this Agreement and the purchase of securities contemplated hereby.

(f) It understands and acknowledges that its investment in the Company is subject to substantial risk of loss, that there is no guarantee that the Company or its business will be successful, and that no individual Member is responsible for funding any losses incurred by the Company. Such risks and uncertainties relating to the Company include, but are not limited to, timing of the Company's start-up, changes and delays in product development plans and schedules, changes and delays in product approval and introduction, customer acceptance of new services and products, changes in pricing or other actions by competitors, the Company's ability to attract and maintain a management team, governmental regulation, dependence on third parties, general economic conditions, as well as other risks.

(g) In determining to acquire the Member Interests, it has made its own investigation into, and based thereon it has formed an independent judgment concerning, the Member Interests and the underlying assets, liabilities and prospects of the Company.

(h) No part of the funds to be used by Member to purchase Member Interests hereunder constitutes assets of any "employee benefit plan", as such term is defined in Article 3 of the Employee Retirement Income Security Act of 1974, as amended.

(i) It is an "Accredited Investor" as defined in Regulation D under the Securities Act of 1933, as amended (the "1933 Act").

ARTICLE 4
MANAGEMENT OF THE COMPANY

4.1 Board of Directors.

(a)   The authority to direct and manage the affairs of the Company is vested in the Board of Directors of the Company (the "Board of Directors"), as set forth in Section 4.2 below. Each director shall be a manager of the Company within the meaning of the Act.

(b)   The Board of Directors shall have all powers, rights and authority necessary or desirable for the management and operation of the business of the Company, except as provided in Section 5.3 below.

(c)   The Board of Directors shall consist of up to four persons, two directors (the "Common Directors") elected or appointed by the holders of a majority of the outstanding Class A Common Units and Class B Common Units, voting together as a single class, and, so long as there are at least 1,500,000 Preferred Units outstanding (as appropriately adjusted for splits, dividends and the like), one director (the "Preferred Director") elected or appointed by the holders of a majority of the outstanding Preferred Units.   If there are no Preferred Units outstanding or the holders of Preferred Units are not entitled to elect a director, then the holders of a majority of the outstanding Class A Common and Class B Common Units, voting together as a single class, shall be entitled to elect all four directors. The initial members of the Board of Directors, until their successors are duly appointed as provided below, is:

Common Directors:	Steven Haumschild
	Allan Darling
	Daniel Frerich Jr.
	Brandon Cody

(d)   The holders of a majority of the outstanding Class A Common Units and Class B Common Units, voting together as a single class, may at any time in its sole and absolute discretion remove any Common Director by giving written notice thereof to the other Members. The holders of a majority of the outstanding Preferred Units may at any time in its sole and absolute discretion remove the Preferred Director by giving written notice thereof to the other Members. If a Common Director resigns or is removed from the Board of Directors, the vacancy shall be filled by the holders of the outstanding Class A Common Units and Class B Common Units within 15 days. If the Preferred Director resigns or is removed from the Board of Directors, the vacancy shall be filled by the holders of the outstanding Preferred Units within 15 days. The Board of Directors may not act if there is a vacancy thereon for any reason until the vacancy is filled in accordance with this Agreement.

(e)   The Board of Directors shall meet at such regularly scheduled intervals as may be determined by its members (but in no event less frequently than quarterly) at the principal office of the Company or at such other place as may be mutually agreed upon, unless such meeting is waived by all members thereof. Both regular and special meetings of the Board of Directors may be called by the President (if he or she is a member of the Board of Directors) or by any member of the Board of Directors, in either case on at least five (5) business days' prior notice to each member of the Board of Directors. Notwithstanding the foregoing notice requirement, decisions made by the Board of Directors at any meeting, however convened, shall be as valid as though held after due notice if, either before or after such meeting, each member appointed by each Member shall sign a written waiver of notice or a consent to the holding of such meeting or a written approval of the minutes thereof. The President may, but need not, be a member of the Board of Directors. The President shall preside at all meetings of the Board of Directors but shall not have any vote in his or her capacity as President that shall be in addition to his or her vote as a member of the Board of Directors. An agenda for each meeting shall be prepared in advance by the President (if he or she is a member of the Board of Directors) in consultation with members of the Board of Directors or otherwise by the members of the Board of Directors in consultation with each other. A quorum for each meeting shall be a majority of the members of the Board of Directors, and members may participate in a meeting by means of a conference telephone or similar communications equipment by means of which all other members of the Board of Directors can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

(f)   Each member of the Board of Directors shall have one vote and the majority vote of the members of the Board of Directors shall be required to constitute a decision by the Board of Directors and such decision shall be binding on the Company and on each Member. No act of a Manager in contravention of such determination shall bind the Company. The Board of Directors may act without a meeting if the action taken is approved in writing by all the members of the Board of Directors. If in the event that the vote held is a tie, a tie-breaking vote shall be constituted by a per unit vote of the members of the Board of Directors to make the final binding decision including Class A and fully vested Class B Shares.

(g)   The Board of Directors shall cause written minutes of all actions taken by the Board of Directors to be prepared by the President or other person designated by the Board of Directors and shall deliver a draft thereof to each member of the Board of Directors within ten (10) business days of the date of such action. Members of the Board of Directors shall have ten (10) business days after receiving the draft to provide comments on the draft to the President (or other person designated by the Board of Directors). A non-response to the draft within such ten (10) business days shall be deemed an approval of the draft by the member. If comments are received on the draft, a revised draft of the minutes shall be prepared by the President (or other person designated by the Board of Directors). This process (and the ten (10) business day period for review and comment) shall be repeated until no further comments are received, at which time each member of the Board of Directors shall sign the minutes and copies thereof shall be distributed promptly by the President (or other person designated by the Board of Directors) to each Member.

(h)   The Board of Directors shall be reimbursed all reasonable expenses incurred in managing the Company, and shall be entitled to reasonable compensation as may be approved from time to time by the Members.

(i)   Notwithstanding anything to the contrary, the members of the Board of Directors shall not be bound to devote all of their business time to the affairs of the Company, it being understood that the members of the Board of Directors may continue to be engaged in other activities and in other employment.

4.2 **Officers.** The officers of the Company may consist of a chairman, chief executive officer, president, one or more vice presidents, a treasurer and a secretary, and such other officers as may be approved by the Board of Directors. Each of the chairman, chief executive officer, president and any vice president of the Company shall be a manager of the Company within the meaning of the Act and have the authorities provide for therein and in this Agreement, subject to supervision, and to such limitations as may be specified from time to time, by the Board. Any two or more offices may be held by the same individual. The officers shall be appointed, and may be removed with or without cause, from time to time by and serve at the pleasure of the Board of Directors. Subject to the ultimate management authority of the Board of Directors, including such limitations of the authority of the officers as the Board of Directors may impose from time to time, and without limiting the powers and authorities of the Board of Directors under the Act, this Agreement or otherwise, the officers shall have the power and authority to conduct the day-to-day business operations of the Company. The officers shall also have the power and authority, subject to any limitations, as the Board of Directors, in its sole and absolute discretion, may impose from time to time. The initial officers of the Company, until their successors are duly appointed by the Board of Directors, shall be as follows:

Steven Haumschild, Chief Executive Officer
Allan Darling, Vice President/Tax Matters Partner
Daniel Frerich Jr., Vice President
Brandon Cody, Vice President/Secretary

4.3 **Board of Directors Standard of Care.** The Board of Directors' duty of care in the discharge of its duties to the Company and to the Members is limited to refraining from engaging in grossly negligent or intentional misconduct. In discharging its duties, the Board of Directors shall be fully protected in relying in good faith upon the records maintained by the Company and upon such information, opinions, reports or statements by any of the Company's other Members, or agents, or by any other person, as to matters the Board of Directors reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets of the Company, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

4.4 **Responses to Requests for Member Decisions.** All Member decisions shall be made by the Members in a timely manner with due regard for the necessity of obtaining and evaluating the information necessary for making the Member decisions. The Members shall use best efforts to respond promptly to any Member's written request for action on a Member decision.

4.5 **Resolution of Disputes.** If the Board of Directors is unable to make any decision regarding the operation and business of the Company, or if the Members are unable to agree on any Member decision, the Board of Directors or any Member may submit the matter to arbitration pursuant to Section 13.5 hereof.

4.6 **Indemnification and Insurance.** The Company, its receiver or its trustee shall indemnify and save harmless the Board of Directors, Members, directors and officers and their respective Affiliates from and against any and all judgments and claims arising out of or resulting from any liability to or damage incurred by any person or entity by reason of any act or omission by it within the scope of its authority under this Agreement, but excluding any action for gross negligence or willful misconduct.

The foregoing indemnity shall include reasonable attorneys' fees incurred by the Board of Directors, Members, directors, officers or Affiliates to the extent incurred in the defense of any such act or omission. Such attorneys' fees may be paid or incurred as Company expenses. The Company or the Board of Directors may purchase, at the Company's expense, liability insurance protecting any or all of the Board of Directors, Members, directors, officers and their respective Affiliates against liabilities with respect to which such persons are entitled to indemnification.

4.7 **Authority of Members.** No Member shall, in its capacity as a member of the Company and without the approval of the other Members, take any action on behalf of or in the name of the Company, or enter into any lease, commitment or other obligation binding upon the Company, except for (i) actions expressly provided for in this Agreement, (ii) actions by the Board of Directors in its capacity as Manager within the scope of its authority granted hereunder and under the Act, (iii) actions by the Tax Matters Partner within the scope of its authority granted by the Code, and (iv) actions authorized by the Members in the manner set forth herein. Each Member shall indemnify and hold the other Members and its Affiliates harmless from and against any loss, liability, damage or expense (including reasonable attorneys' fees) arising out of any breach of the foregoing provisions by the indemnifying Member or its Affiliates.

4.8 **Tax Matters Partner.** The Board of Directors shall designate from time to time the "Tax Matters Partner" of the Company within the meaning of Section 6231(a)(7) of the Code. Such designee shall execute and file all documents and do all things required of a Tax Matters Partner under the Code and, in its capacity as Tax Matters Partner, shall promptly notify the other Members of the commencement of any administrative or judicial proceedings involving the tax treatment of items of Company income, gain, loss, deduction or credit and shall keep the other Members informed of all material developments in such proceedings. To the extent permitted under the Code, the other Members shall have the right to participate in any such proceedings. A Member will furnish the Tax Matters Partner with such information as the Tax Matters Partner it may reasonably request. As long as the Tax Matters Partner is not grossly negligent and acts in good faith, the Company shall indemnify and hold harmless the Tax Matters Partner from and against any and all liabilities incurred by the Tax Matters Partner in connection with any activities or undertakings taken by it in its capacity as Tax Matters Partner.

4.9 **Credit, Assets of Company.** The credit and assets of the Company shall be used solely for the benefit of the Company and shall not be used to further the personal gain of any Member. No asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member. In the event the Company is made a party to any obligation, or otherwise incurs any losses or expenses as a result of or in connection with personal obligations or liabilities of any Member unconnected with the Company business, such Member shall reimburse the Company for all such losses or expenses incurred by the Company, including reasonable attorneys' fees, and the cash distributions pursuant to Article 8 hereof of any such Member may be charged therefor.

ARTICLE 5
MEMBER ACTIONS AND MEETINGS

5.1 **Member Voting.** The Members agree to exercise their voting rights in a manner consistent with the actions taken, decisions made by and instructions of the Board of Directors, as the case may be, pursuant to their powers and authorities under this Agreement. Each holder of Capital Units shall be entitled to one vote for each Capital Unit held, and each holder of a Preferred Unit shall be entitled to one vote for each Preferred Unit held.

5.2   **Election of Directors.** Subject to the conditions set forth in Section 4.1(c), the holders of the Preferred Units, voting as a separate class, shall be entitled to elect one director, and the holders of Class A Common Units and Class B Common Units, voting together as a single class, shall be entitled to elect three directors (or four directors if there are no Preferred Units outstanding or the Preferred Unit holders are not entitled to elect a director).

(a)   In the case of any vacancy in the office of the director elected solely by the holders of Preferred Units, a successor shall be elected to hold office for the unexpired term of such director by the affirmative vote of the holders of a majority of the then outstanding Preferred Units, given at a duly called special or annual meeting of such Members or by an action by written consent for that purpose. Any director who shall have been elected by the holders of Preferred Units may be removed during the aforesaid term of office, either for or without cause, by, and only by, the affirmative vote of the holders of a majority of the Preferred Units, given at a duly called special or annual meeting of such holders or by an action by written consent of the holders of a majority of the Preferred Units for that purpose, and any such vacancy thereby created, shall be filled by the vote of the holders of a majority of the Preferred Units represented at such meeting or in such consent.

(b)   In the case of any vacancy in the office of a director elected solely by the holders of Class A Common Units and Class B Common Units, a successor shall be elected to hold office for the unexpired term of such director by the affirmative vote of the holders of a majority of the Class A Common Units and Class B Common Units, voting together as a single class, given at a duly called special or annual meeting of such holders or by an action by written consent for that purpose. Any director who shall have been elected by the holders of Class A Common Units and Class B Common Units may be removed during the aforesaid term of office, either for or without cause, by, and only by, the affirmative vote of the holders of a majority of the Class A Common Units and Class B Common Units, voting together as a single class, given at a duly called special or annual meeting of such holders or by an action by written consent of the holders of a majority of the Capital Units for that purpose, and any such vacancy thereby created, shall be filled by the vote of the holders of a majority of the Capital Units represented at such meeting or in such consent.

5.3   **Protective Provisions.** So long as at least 1,500,000 Preferred Units are outstanding (as appropriately adjusted for splits, dividends, reclassifications and the like), the Company shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a class:

(a)   Altering, changing or amending the preferences, privileges or rights of the Members holding Preferred Units so as to adversely affect such Units;

(b)   Authorize, issue or reclassify, or obligate itself to issue or reclassify, any other equity security, including any security (other than Preferred Units) convertible into or exercisable for any equity security, having a preference over, or being on a parity with, the Series A Preferred Units with respect to voting, dividends, conversion or upon liquidation or with respect to any other rights;

(c)   Effect a Liquidation Transaction (as defined below); or

(d)   Amend or waive any provision of the Company's certificate of formation or Operating Agreement in a manner that adversely affects the Preferred Units.

A "Liquidation Transaction" shall mean the liquidation, dissolution or winding up of the Company, either voluntary or involuntary. A Liquidation Transaction shall be deemed to occur if the Company shall sell, convey, or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Company), provided that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Company, (ii) an equity financing in which the Company is the surviving corporation, or (iii) a merger, consolidation, sale, conveyance or other disposal of assets in which the equity owners of the Company immediately prior to such transaction own 50% or more of the voting power of the surviving entity following such transaction.

5.4   **Calling.** A meeting of the Members for any purpose or purposes may be called at any time by the Board of Directors, and shall be called upon the written request of any Member or Members holding at least 10% of the outstanding Units. Within thirty days of the receipt and verification of any such written request, the Board of Directors must call a meeting of the Members. If the Board of Directors fails to call the meeting as required by this Article, the person or persons making the demand may, at the expense of the Company, call the meeting by giving the notice described in Section 5.5 hereof.

5.5   **Notice.** Two forms of notice, one via email and one of written notice of each meeting of the Members, stating the date, time, place and purposes, must be given to each Member not less than ten days nor more than sixty days prior to the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the Member at the Member's address as it appears in the Company's records, with postage thereon prepaid. If emailed, such notice shall be deemed to be delivered when sent including all email addresses of all members of the Board of Directors. If notice is given as aforesaid, non-receipt of such notice by any Member shall not invalidate any business done at any meeting at which a quorum is present. Business transacted at a meeting of the Members is limited to the purposes stated in its notice (unless all Members are present at the meeting and agree to consider other matters). The presence of any Member at any meeting shall constitute a waiver of the requirement of giving of notice of said meeting to such Member, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Any Member may, prior to, at the meeting, or subsequent thereto, waive notice of any meeting in writing signed by such Member or a duly authorized attorney-in-fact thereof.

5.6   **Conduct; Adjournment.** Each meeting shall be conducted by the Board of Directors or Member requesting such meeting or by such other person that the Board of Directors or the Member requesting such meeting may designate. Each Member may authorize any person to act for it by proxy on all matters in which a Member is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed and notarized by the Member or its attorney-in-fact. No proxy shall be valid after the expiration of eleven months for the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it. Minutes of the action taken at each meeting shall be kept with the Company's records. Any meeting may be adjourned, from time to time, to another date, time and place. If at the time of adjournment, the person conducting the meeting announces the date, time and place at which the meeting will be reconvened, it is not necessary to give any further notice of the reconvening.

5.7   **Quorum; Member Vote.** A Member or Members holding a majority of the outstanding Units, represented in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the Members. Whenever the consent, approval or agreement of the Members is required pursuant to this Agreement or the Act, and except when a greater or class vote is expressly required pursuant to the provisions of this Agreement, the affirmative vote of a Member or Members holding a majority of the outstanding Units shall constitute the consent, approval or agreement of the Members, as the case may be, shall be the act of the Members and shall be valid and binding upon the Company and the Members as to all matters, notwithstanding anything to the contrary in the Act.

5.8 **Action Without Meeting.** Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the Member or Members who hold the number and type of outstanding Units that would be required to take the same action at a meeting of the Members at which all Members were present. The written consent is effective when signed by the Member or Members holding the required number of outstanding Units, unless a different effective time is provided in the written consent. When action is taken by the written consent of less than all the Members, the Company will promptly notify all Members of the content and effective date of such action; provided, however, that the failure to provide such notice does not invalidate the action taken by the written consent.

5.9 Rights **to Inventions and Intellectual Property.** In connection with a Member's or a Manager's association with the Company, or by use of any resources of the Company, or in connection with the establishment of the Company's business, whether concurrent with or after the organization of the Company, such Member or Manager may produce, develop, create, invent, conceive or reduce to practice, or has produced, developed, created, invented, conceived or reduced to practice, Inventions and other Intellectual Property related to the fermented beverages business of the Company. While serving as a Manager, or during such time as a Member owns Membership Interests in the Company (the "Relationship Period"), such Manager or Member shall promptly disclose to the Company each and every Invention or other Intellectual Property related to the fermented beverages business of the Company made or developed by him, her or it during the Relationship Period in such detail as the Company may request; and shall maintain and furnish to the Company complete and current records of all such Inventions and other Intellectual Property. Each Manager or Member agrees that all such Inventions and other Intellectual Property for the fermented beverages business, are and shall be the exclusive property of the Company, and that the Company may use or pursue them without restriction or payment of additional compensation. Each Manager and Member (i) hereby assigns, sets over and transfers to the Company all of his or her right, title and interest in and to any such Inventions and other Intellectual Property; and (ii) shall, during and after the Relationship Period, cooperate fully in obtaining patent, trademark, service mark, copyright, mask work or other proprietary protection for any Inventions and other Intellectual Property, which action may be initiated in the Company's sole and absolute discretion, all in the name of the Company (but at the Company's expense); and, without limitation, shall execute all requested applications, assignments, affidavits, declarations and other documents in furtherance of obtaining such protection or registration and confirming full ownership by the Company of any such Inventions and other Intellectual Property. Each Manager and Member hereby designates the Company as his or her agent, and grants to the Company an irrevocable power of attorney with full substitution, which power of attorney shall be deemed coupled with an interest, for the purposes of effecting the foregoing assignments from Member to the Company. Upon termination of the Relationship Period, such Manager or Member shall provide to the Company a full, signed written statement of all such Inventions and other Intellectual Property related to the fermented beverages business of the Company made or developed by him, her or it during the Relationship Period. For avoidance of doubt, any Invention or Intellectual Property not related to the actual and current line of business of the Company shall not belong to the Company. The Company shall make no claim on any Invention or Intellectual Property claimed, developed, or owned by

Members or Managers that is not related to the actual and current line of business of the Company. Further, Members or Managers have no obligation to disclose any Invention or Intellectual Property to Company that is not related to the actual and current line of business of the Company.

ARTICLE 6
CONTRIBUTIONS AND CAPITAL ACCOUNTS

6.1   **Initial Contribution.** Each Member has contributed or is deemed to have contributed to the capital of the Company in the amount (if any) set forth in Exhibit A hereto, as such exhibit may be revised and updated from time to time. No interest shall accrue on any contribution and no Member shall have the right to withdraw or be repaid any contribution except as provided in this Agreement. Each Additional Member (as such term is defined in Section 10.1 hereof) shall be required to make an initial contribution in the form and amount as determined by the Board of Directors. Capital contributions and additional capital contributions shall be made to the Company in consideration of the issuance of Units by the Company as authorized in Article 2 of this Agreement and on such terms and conditions as may be approved by the Board of Directors.

6.2   **Additional Contributions.** There shall be no obligation for Members to make additional contributions to the Company. However, a Member may make additional capital contributions to the Company by purchasing Units authorized by this Agreement or otherwise with the written consent of all of the Members. In the event any additional capital contribution is made, the Board shall cause Exhibit A hereto to be revised and updated to accurately reflect the information summarized therein.

6.3   **Maintenance of Capital Account.** The Company shall establish and maintain a capital account for each Member. Each Member's Capital Account shall be increased and decreased in accordance with this Article 6.

6.4   **Advances.** If any Member shall advance any funds to the Company in excess of its Capital Contribution, the amount of such advance shall neither increase its Capital Account nor entitle it to any increase in its share of the distributions of the Company. The amount of any such advance shall be a debt obligation of the Company to such Member and shall be repaid to it by the Company with interest at a rate equal to the lesser of (i) the Bank of America (other bank designated by the Board of Directors) prime rate plus two percent, and (ii) the maximum rate permitted by applicable law, and upon such other terms and conditions as shall be mutually determined by such Member and the Company. Any such advance shall be payable and collectible only out of Company assets, and no other Member shall be personally obligated to repay any part thereof. Upon approval by the Board of Directors, the Company shall reimburse all reasonable organizational costs and funds advanced to the Company by any Member.

ARTICLE 7
ALLOCATION OF PROFITS AND LOSSES

7.1 **Allocations Generally.** Subject to Section 7.1(a) through Section 7.1(d), all items of income, gain, loss and deduction, as determined for book purposes, for each taxable year shall be allocated among the Members in such ratio or ratios as may be required to cause the balances of the Members' Economic Capital Accounts to equal, as nearly as possible, their Target Balances, consistent with the provisions of Section 7.1(e).

(a) <u>Qualified Income Offset.</u> Any Member who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-l(b)(2)(ii)(*d*)(*4*), (*5*) or (*6*) that causes or increases a deficit balance in such Member's Capital Account (increased by the amount of such Member's obligation to restore a deficit in such Member's Capital Account, including any deemed obligation pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5)) shall be allocated items of income and gain in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, such deficit balance as quickly as possible. This Section 7.1(a) is intended to comply with the alternate test for economic effect set forth in Treasury Regulations Section 1.704-l(b)(2)(ii)(*d*) and shall be interpreted and applied in a manner consistent therewith.

(b) <u>Nonrecourse Deductions.</u> Nonrecourse Deductions shall be allocated to the Members in accordance with their Proportionate Shares. For purposes of this Section 7.1(b), the term "Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

(c) <u>Company Minimum Gain Chargeback.</u> Notwithstanding any other provisions of this Article 7, in the event there is a net decrease in Company Minimum Gain (as defined below) during any Company taxable year, the Members shall be allocated items of income and gain in accordance with Treasury Regulations Section 1.704-2(f). For purposes of this Article 7, the term "<u>Company Minimum Gain</u>" has the same meaning as "partnership minimum gain" as set forth in Treasury Regulations Section 1.704-2(b)(2), and any Member's share of Company Minimum Gain shall be determined in accordance with Treasury Regulations Section 1.704-2(g)(1). This Section 7.1(c) is intended to comply with the minimum gain chargeback requirement of Treasury Regulations Section 1.704-2(f) and shall be interpreted and applied in a manner consistent therewith.

(d) <u>Member Nonrecourse Debt.</u> Notwithstanding any other provisions of this Article 7, to the extent required by Treasury Regulations Section 1.704-2(i), any items of income, gain, deduction and loss of the Company that are attributable to a nonrecourse debt of the Company that constitutes Member Nonrecourse Debt (as defined below) (including chargebacks of Member Nonrecourse Debt Minimum Gain, as defined below) shall be allocated in accordance with the provisions of Treasury Regulations Section 1.704-2(i). For purposes of this Article 7, the term "<u>Member Nonrecourse Debt</u>" has the same meaning as "partner nonrecourse debt" as set forth in Treasury Regulations Section 1.704-2(b)(4) and the term "<u>Member Nonrecourse Debt Minimum Gain</u>" has the same meaning as "partner nonrecourse debt minimum gain" as set forth in Treasury Regulations Section 1.704-2(i)(2). This Section 7.1(d) is intended to satisfy the requirements of Treasury Regulations Section 1.704-2(i) (including the partner nonrecourse debt chargeback requirements) and shall be interpreted and applied in a manner consistent therewith.

(e)   Compliance with Code Section 704(b). The allocation provisions contained in this Article 7 are intended to comply with Code Section 704(b) and the Treasury Regulations promulgated thereunder and shall be interpreted and applied in a manner consistent therewith.

7.2   **Tax Allocations.** The income, gains, losses, deductions and credits of the Company shall be allocated for federal, state and local income tax purposes among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts; except that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, deductions and credits shall be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

7.3   **Special Allocations, Tax Elections and Tax Matters Partner.**

(a)   If any interest in the Company is transferred, increased or decreased during the year, all items of income, gain, loss, deduction and credit recognized by the Company for such year shall be allocated among the Members under the "closing of the books" method, unless the Board of Directors authorizes use of a different method that the Board of Directors in good faith determines does not disproportionately and adversely affect any one Member or Members.

(b)   Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of Class B Common Units by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to the Members other than the recipient of such Class B Common Units, shall be equal to the net amount that would have been allocated to each such other Member if the Issuance Items had not been realized.

(c)   The Board of Directors shall have the authority to make any tax elections with respect to the Company, to approve any returns regarding any foreign, federal, state or local tax obligations of the Company, and to make all determinations regarding the allocation of income and loss for tax purposes contemplated by this Article 7, which determinations shall be made in good faith and shall not be inconsistent with this Article 7.

(d)   To the extent practicable, the Board of Directors will decide all material decisions relating to a tax controversy relating to Company tax items. The Tax Matters Partner shall not be separately compensated for acting as a Tax Matters Partner, however, the Tax Matters Partner shall be entitled to be reimbursed for all out-of-pocket expenses properly incurred in its capacity as Tax Matters Partner.

(e)   To the extent provided for in Treasury Regulations, revenue rulings, revenue procedures and/or other guidance issued by the Internal Revenue Service after the date hereof, the Company is hereby authorized to, and at the direction of the Board of Directors shall, elect a safe harbor under which the fair market value of any Company interests issued after the effective date of such Treasury Regulations (or other guidance) will be treated as equal to the liquidation value of such Company interests (i.e., a value equal to the total amount that would be distributed with respect to such interests if the Company sold all of its assets for their fair market value immediately after the issuance of such interests, satisfied its liabilities (excluding any non-recourse liabilities to the extent the balance of such liabilities exceeds the fair market value of the assets that secure them) and distributed the net proceeds to the Members under the terms of this Agreement). In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to transfers of such Company interests while the safe harbor election remains effective.

7.4   **Definitions.** For purposes of this Agreement:

(a)   "Capital Event" means any liquidation of the Company or any subsidiary or any sale or other disposition of all or substantially all of the assets of the Company or any subsidiary in a single transaction or an integrated series of transactions entered into with the intent of disposing of all or substantially all of the assets of the Company or any subsidiary, including by way of merger or consolidation of the Company with or into any other entity. Capital Transaction also means any recovery under any insurance policy providing for protection against a loss of any significant portion of the Company's or any subsidiary's assets.

(c)   "Capital Unit Percentage" shall mean, at the relevant time, the total number of Capital Units outstanding as a percentage of the total Units outstanding at such time.

(d)   "Cash Flow" means, for any fiscal year or other period, the amount by which the Company's gross cash receipts for such fiscal year or other period (exclusive of any capital contributions and any receipts attributable to a liquidation described in Section 7.4(b) hereof) exceed the Company's cash disbursements during such fiscal year or other period for organizational expenses, Company expenses, and principal, interest and other payments made to lenders to the Company.

(e)   "Cash Flow From Operations" means, with respect to any fiscal year or other period, the Company's Cash Flow from the operation of the Company business and any and all other sources, but excluding Proceeds From a Capital Event.

(f)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, or corresponding provisions of subsequent superseding revenue laws.

(g)   "Economic Capital Account" means, with respect to any Member, such Member's Capital Account balance as of the date of determination, after crediting to such Capital Account any amounts that the Member is deemed obligated to restore under Treasury Regulations Section 1.704-2.

(h)   "Class B Common Unit Percentage" shall mean, at the relevant time, the total number of Class B Common Units outstanding as a percentage of the total Units outstanding at such time.

(i)   "Proceeds From a Capital Event" means the net cash proceeds received by the Company from any Capital Event remaining after (i) the payment or provision for all Company debts, obligations and reserves required or permitted to be paid, incurred or established in connection with the Company's receipt of such proceeds, and (ii) the payment of all expenses incurred by the Company in connection with such Capital Event.

(j)   "Profits" and "Losses" mean, for each fiscal year or other period, the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (including in such taxable income or loss all items of income, gain, loss or deduction required to be stated separately), increased by any income of the Company which is exempt from federal income tax and decreased by any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as such pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations. For purposes of determining Profits and Losses, depreciation, depletion, amortization, gain and loss with respect to any property (including intangibles), which under Sections 1.704-1(b)(2)(iv)(d) and (b)(2)(iv)(f) of the Treasury Regulations, is properly reflected on the books of the Company at a book value that differs from the adjusted tax basis of such property shall be determined based on the book value of such property, in accordance with the principles of Section 1.704-1(b)(2)(iv)(g) of the Treasury Regulations. The original book value of any property contributed to the Company, or owned by the Company when its capital accounts are revalued in accordance with Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, shall equal the fair market value of such property, as agreed to by the Members, at the time of such contribution or revaluation, as the case may be. The adjusted book value of such property shall equal its original book value, reduced by any book depreciation, depletion or amortization with respect to such property. The book depreciation, depletion and amortization for a period with respect to such property shall equal an amount that bears the same relationship to the book value of such property as the depreciation (or cost recovery deduction), depletion or amortization computed for federal income tax purposes with respect to such property for such period bears to the adjusted tax basis of such property. If the adjusted tax basis of such property is zero, book depreciation, depletion or amortization shall be determined by any reasonable method selected by the Members.

(l)   "Target Balance" means, with respect to any Member as of the close of any period for which allocations are made under Article 7, the amount such Member would receive (or be required to contribute) in a hypothetical liquidation of the Company as of the close of such period, assuming for purposes of any hypothetical liquidation (i) a sale of all of the assets of the Company at prices equal to their then book values (as maintained by the Company for purposes of, and as maintained pursuant to, the capital account maintenance provisions of Treasury Regulations Sections 1.704 1(b)(2)(iv)), and (ii) the distribution of the net proceeds thereof to the Members pursuant to the provisions of Section 8.2(a), treating all outstanding unvested Class B Common Units as vested Class B Common Units in compliance with the requirements of Section 4.01 of IRS Revenue Procedure 2001-43.

(m)   "Treasury Regulations" means the final, proposed and temporary regulations promulgated by the United States Department of the Treasury to interpret or provide other guidance with respect to the Code, including any amendments thereto and any corresponding provisions of any succeeding regulations.

ARTICLE 8
DISTRIBUTIONS

8.1   Distributions Generally, Operating Distributions.

(a)   Subject to the further provisions of this Article 8, the Board of Directors may, in its discretion, determine the amount of any Cash Flow From Operations and any Proceeds From A Capital Event and the time when such amounts are to be distributed. The Board of Directors may establish record dates for the purpose of determining the Members of the Company entitled to any distribution.

(b)   If the Board of Directors authorizes a distribution of Cash Flow From Operations, any amount distributed shall be distributed to the Members in proportion to the number of Units held by them (including Class B Common Units, regardless of whether such Class B Common Units have vested).

8.2 **Capital Transaction Distributions.**

(a) Proceeds From a Capital Event shall be distributed to the Members:

(i) First, to the holders of the Class A Units and Preferred Units, in proportion to their Capital Units, until they have received aggregate distributions under this Section 8.02(a)(i) in an amount equal to the aggregate Capital Contributions made in respect of such Capital Units.

(ii) Second, to holders of Class B Common Units, in proportion to such Class B Common Units, until the aggregate distributions to holders of Class B Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class B Common Units have received the Class B Common Units Percentage, of the total distributions to all such holders.

(b) Notwithstanding the foregoing, an Class B Common Unit with an associated Strike Price (of greater than $0) shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 8.2(a)(iii) until an amount per Unit equal to the Strike Price associated with such Class B Common Unit has been distributed under Section 8.2(a)(iii). For purposes of this Section 8.2, such Class B Common Units shall not be considered to be issued or outstanding until such distributions have been made. Thereafter, such Class B Common Units shall participate in any remaining amounts to be distributed on a pro rata basis.

8.3 **In-Kind Distributions.** With the approval of Members holding a majority of the Units, Company assets may be distributed in kind under this Article 8. In any such event, the assets shall be distributed on the basis of the fair market values thereof, as agreed to by the Members. The difference, if any, between the book value of any asset on the books of the Company and its fair market value shall, for purposes of this Agreement, be treated as gain or loss realized by the Company and shall be allocated among the Members in accordance with Article 6 hereof.

8.4 **Conditions to and Timing of Distributions.** The Company shall not distribute any amount pursuant to Section 8.1 or 8.2 hereof at any time when such distribution is prohibited by the provisions of any loan agreement or other agreement entered into by the Company. Additionally, distributions may be restricted or suspended for limited periods when the Board of Directors determines, in its absolute and sole discretion, that such action is in the best interests of the Company. Finally, prior to making any distributions pursuant to Section 8.1 or 8.2 hereof, the Company shall apply the Company's gross receipts as follows:

(a) **First,** to the extent not previously reimbursed to the Members or their respective Affiliates, the Members and their respective Affiliates shall be paid an amount equal to (i) all organizational expenses paid by the Members or their respective Affiliates, and (ii) all costs and expenses incurred by the Members or their respective Affiliates in connection with the formation and operation of the Company;

(b) **Second,** all Company expenses shall be paid; and

(c) **Third,** the Company shall establish and maintain reasonable reserves for working capital, purchase of capital assets, improvements and replacements, security deposits,

contingencies and anticipated obligations, in each case in such amount or amounts as determined by the Board of Directors in its absolute and sole discretion.

8.5 **Withholding from Distributions.** The Company is authorized to withhold from any cash distribution to any Member amounts necessary to comply with the Code (including, without limitation, Section 1446 of the Code, which requires withholding based on allocations of Profits), the Treasury Regulations and applicable State tax laws and to remit such withheld amounts to the Internal Revenue Service or any other proper governmental authority. Any amount withheld pursuant to this Section 7.4 shall, for purposes of this Agreement, be treated as having been distributed to the Member from whom it was withheld, and, to the extent that such withholding exceeds the amount otherwise distributable to such Member, such Member shall immediately contribute the amount of such excess to the capital of the Company.

8.6 **Tax Distributions.** Notwithstanding the foregoing, in any fiscal year that the Company has a Profit, each Member shall receive from net cash available for distribution, if and when such cash becomes available and the Board determines in its sole and absolute discretion that there exists sufficient cash, an amount equal to the aggregate net amount of U.S. federal income tax and applicable state franchise and/or income tax such Member (or, if such Member is an S corporation, partnership, limited liability company or other "pass through" entity for tax purposes, its shareholders, partners or members, as the case may be) would owe on such Profit if such Member were subject to the maximum regular individual federal income tax rate and the maximum individual Hawaii income tax rate then in existence on such income (taking into account the deduction of applicable income taxes for federal income tax purposes), reduced by any prior cash distributions attributable to such fiscal year. Such distribution shall be made whether or not such Member is an individual and whether or not such income would be subject to a higher, lower or any tax rate in any jurisdiction. Any distributions made pursuant to this Section 8.5 shall be taken into account in computing subsequent distributions so that the net cash distributed to each Member shall be equal to the amount that would have been distributed if this Section 8.5 had not applied.

ARTICLE 9
FISCAL AFFAIRS

9.1 **Books and Records.** The Board of Directors shall maintain, or cause to be maintained, true and accurate books and records of account with respect to the Company, including a capital account for each Member, in accordance with customary and usual bookkeeping practices.

9.2 **Fiscal Year.** Subject to the requirements of the Code, the fiscal year of the Company shall be the calendar year.

9.3 **Bank Accounts.** The Company shall keep its bank accounts with such banks and other financial institutions as may be designated by the Board of Directors. All funds of the Company shall be deposited in its name in such checking and savings accounts, certificates of deposit, United States government obligations or other short-term interest bearing accounts as are selected by the Board of Directors in its absolute and sole discretion. Withdrawals therefrom shall be made on such signature or signatures as the Board of Directors determine in its absolute and sole discretion.

9.4 **Financial and Tax Reports.** The Board of Directors shall prepare, or cause to be prepared annually, at Company's expense, information necessary for the preparation of the Members' federal and state income tax returns. The Board of Directors shall send or cause to be sent to each

Member within 120 days after the end of each Fiscal Year such information as is necessary to complete federal and state income tax or information returns, and a copy of the Company's financial statements (i.e., balance sheet and statement of profit or loss, Members' equity and cash flows), internally prepared, on a periodic basis, in accordance with generally accepted accounting principles consistently applied.

9.5 **Tax Returns and Other Governmental Reports.** The Board of Directors shall prepare or cause income tax returns for the Company to be prepared by accountants selected by the Board of Directors, and shall timely file such returns with the appropriate authorities. The Board of Directors shall prepare or cause to be prepared and timely filed with appropriate federal, state and local regulatory and administrative bodies, all reports required by such bodies under applicable laws, rules and regulations. Such reports shall be prepared on the accounting or reporting basis required by such regulatory and administrative bodies.


ARTICLE 10
ADMISSION OF ADDITIONAL MEMBERS;
TRANSFERS OF UNITS; SALE OF NEW UNITS


10.1 **Admission of Additional Members.** The Company may, with the approval of the President or the Board of Directors, admit additional Members of the Company (each an "Additional Member"), and issue from time to time to the Additional Members additional Units for such consideration (including, but not limited to, cash, notes and past or future services) as the Board of Directors may approve. Each Additional Member shall agree in writing to all of the terms and conditions of this Agreement and shall be a "Member" for purposes of this Agreement and subject to all of the provisions hereof relating to a Member.

10.2 **Limitations on Transfers.**

(a) No Member shall be entitled to sell, exchange, assign, transfer, pledge, hypothecate or encumber, directly or indirectly, voluntarily or involuntarily, all or any part of such Member's Units without the prior written consent of the Board of Directors. The following shall be deemed assignments within the meaning of this Section 10.2 (requiring the approval of the Board of Directors):

(i) Any sale or transfer of a general partnership interest in a Member;

(ii) Any admission, withdrawal or retirement of a general partner in a Member;

(iii) One or more sales or transfers, by operation of law or otherwise, or the creation of new stock, by which an aggregate of more than thirty percent of the stock of a Member (or the corporate general partner of a Member) becomes vested in a party or parties who are not stockholders in such corporation as of the date immediately preceding the first of such sales or transfers; or

(iv) Any other transfers or series of transfers which result in a change, directly or indirectly, in the control of a Member. For purposes of this Section 10.2, stock ownership shall be determined in accordance with the principles set forth in Section 544 of the Code.

(b)   In addition to the requirements of Section 10.2(a), for a period of thirty (30) days following the receipt of a Consent Request, the Company shall have the first right and option to purchase all or any part of the specified Units at the price and upon the terms stated in the Consent Request by giving written notice of an election to do so to the selling Member and to all other Members. If the Company does not so elect to purchase the specified Units or if it elects to purchase only a part of the specified Units, then the other Members shall then have the right and option to purchase all or any part of the specified Units remaining in the hands of the selling Member, by giving written notice of election to do so to the selling Member, the Company and all the other Members, within thirty (30) days after the expiration of the thirty (30) day period in which the Company may so elect. If only one Member so elects, then the selling Member shall sell and the electing Member shall buy such Units at the price and upon the terms stated in the Consent Request. If two or more Members elect to purchase an aggregate number of Units in excess of the number of Units then available under the selling Member's offer, then the selling Member shall sell to each of them, and each of them shall buy, a percentage of such Units equal to the percentage which the number of Units already owned by such electing Member is of the aggregate number of Units already owned by all of the electing Members. Unless otherwise agreed by all parties to the sale, the closing of any sale of Units to the Company or other Members pursuant to this Section 10.2 is to be held at the principal office of the Company not later than one hundred twenty (120) days after the delivery of the Consent Request by the selling Member. At the closing, (i) the selling Member shall deliver to the purchaser(s) his, her or its entire right, title and interest in and to the Units being sold, free and clear of all liens, security interests and competing claims, (ii) the purchaser(s) shall pay the purchase price in cash or by delivery of a certified or bank cashier's check payable to the selling Member, and (iii) all parties shall comply with the conditions set forth in Section 10.3 hereof. Subject to the limitations on transfer set forth in Section 10.1 hereof, if any of the specified Units remain unsold after full compliance by the selling Member with the foregoing provisions of this Section 10.2, then the selling Member may sell such remaining Units at a price and upon terms no more favorable to the buyer than the price and terms stated in the Consent Request, provided, however, that the sale must be completed no than one hundred twenty (120) days after the delivery of the Consent Request by the selling Member. If the selling Member does not complete such a sale within one hundred twenty (120) days after the delivery of the Consent Request, then the subject Consent Request will be of no further effect and the selling Member may not subsequently dispose of such Units unless the procedures set forth in this Section 10.2 are followed again.

(c)   Nothing in this Article 10 shall be deemed to prohibit or prevent, to require the consent of any party with respect to, or trigger any rights of first refusal in connection with (i) any sale, assignment or transfer of an interest as a limited partner in a Member, (ii) any assignment resulting from the reorganization of a Member to another form of entity so long as such reorganization does not result in a change of control and does not cause a technical termination of the Company, (iii) any assignment or transfer to a person or entity which controls, is controlled by, or is under common control with the subject Member, (iv) any pledge of a Member's Unit or Units to a person or entity providing financing to the Company, provided that such pledge does not create additional liability for the non-pledging Members and that no non-pledging Member is required to subordinate its interest or rights in any manner, (v) any assignment to a trust established by the Member over which such Member retains sole and exclusive control and as necessary or advisable in connection with such Member's estate planning, or (vi) any sale, assignment or transfer of any Units by a Member who originally executed this Agreement to an immediate family member of the such Member. The term "immediate family member" of a Member shall mean the Member's spouse or, if the member has no spouse, the Member's children or, if the member has no children, the Member's siblings, if any. The rights of a pledgee of any Unit under clause (iv) above shall be limited solely to the receipt of proceeds due the pledging Member and shall not include any right to manage.

10.3   Admission of Substituted Members.

(a)   If a selling Member (the "Selling Member") sells, assigns, transfers or conveys such Member's Units, or portion thereof, to an outside purchaser in accordance with Section 10.2 hereof, the Selling Member may designate the outside purchaser as a substituted member. If such a designation is made, the outside purchaser shall be entitled to be admitted to the Company as a "Substituted Member," provided that the Board of Directors approves the purchaser's admission as a Substituted Member and provided the following conditions are complied with:

(i)   The sale, assignment, transfer or conveyance of the Selling Member's Units shall be evidenced by a duly executed written instrument, the terms of which are not in contravention of any provision of this Agreement;

(ii)   The assignor and assignee named in such written instrument shall execute, acknowledge and deliver to the Company such other instrument or instruments as the Members deem necessary or desirable to effectuate such admission;

(iii)   The assignee shall have agreed in writing to all of the terms and conditions of this Agreement, as the same may have been amended;

(iv)   The assignor or assignee, as the case may be, shall have paid all debts of the assignor then due and payable to the Company (including any interest accrued thereon);

(v)   The assignor or assignee, as the case may be, shall have paid all reasonable expenses incurred by the Company in connection with such admission, including, without limitation, legal fees and costs;

(vi)   If required by the Members, the assignor or assignee, as the case may be, shall have delivered to the Company an opinion of counsel addressed to the Company (which counsel and opinion are reasonably satisfactory to the Members) stating that an exemption from registration or qualification under the Securities Act of 1933 and all other statutes, rules or laws of any state which may be applicable thereto is available with respect to the sale, assignment, transfer or conveyance of the Selling Member's Units; and

(vii)   If required by the Members, any assignee of a Unit who is an individual shall file with the Company such proof of age as the Members deem necessary, and any attempted assignment or transfer of a Unit to an individual under the age of eighteen years shall be void and ineffectual.

(b)   The requirements of this Section 10.3 shall be in addition to the consents required by Section 10.2 hereof.

10.4   **Restrictions on Assignees.** An assignee of a Unit who does not become a substituted Member shall have no right to require any information or account of the Company's transactions, to inspect the Company books, or to vote on any of the matters as to which a Member would be entitled to vote under this Agreement. Notwithstanding the foregoing, such assignee shall nevertheless remain subject to all restrictions, limitations and obligations (capital or otherwise) previously applicable to its assignor. Such assignee shall only be entitled to receive the distributions to which its assignor otherwise would be entitled.

10.5 **Record Ownership of Units.** Until such time as the requirements of this Article 10 have been complied with and the Members have recorded the transfer of a Unit on the books of the Company, the Company and the Members shall be entitled to treat the record owner of such Unit as the absolute owner thereof in all respects. Distributions shall be made to the record owner of the Unit on the date of distribution, and the Company and the Members shall incur no liability for distributions made in good faith to such record owner. Any transferee of a Unit shall succeed to the capital account of the transferor Member to the extent it relates to the transferred interest. Determinations made by the Members pursuant to this Section 10.5 shall be binding on the transferor Member and the transferee.

10.6 **Nonconforming Transfers Void.** Any attempted sale, exchange, assignment, transfer, pledge, hypothecation or encumbrance in violation of this Article 10 shall be void and ineffective and shall not bind the Company or the Members. The term "Unit" shall include the LLC Interest relating to such Unit for purposes of this Agreement.

10.7 **Death, etc. of a Member.** The death, disability, withdrawal, retirement or adjudication as a bankrupt of a Member shall not, except as expressly provided in this Agreement or by law, result in the dissolution of the Company, but the rights of such Member to share in the profits and loses of the Company and to receive distributions of Company funds shall, upon the happening of such an event, devolve upon the Member's estate, legal representative or successors in interest, as the case may be, subject to this Agreement, and, unless dissolved as a result thereof, the Company shall continue as a limited liability company.

ARTICLE 11
MEMBER DISSOCIATION; PURCHASE OPTION

11.1 **Dissociation.** The following shall be events of dissociation ("Events of Dissociation") by a Member:

(a) The making or attempting to make of any sale, assignment or transfer of the Member's Units or any portion thereof other than as permitted in Article 10 hereof.

(b) The levy or attachment of the whole or any portion of the Member's Units and the failure to have such levy or attachment released or discharged within sixty days after such levying on or attaching of the Member's Units.

(c) The beginning of any litigation by a creditor against a Member that creates a substantial risk that Company assets will become involved in such litigation or that the creditor or creditor's assignees will succeed to all or part of the Member's Units.

(d) The attempt of a Member to withdraw from, dissolve, terminate or liquidate the Company in violation of this Agreement or the Act.

(e)   The dissolution of the Member. For purposes of this Agreement, "dissolution" shall be deemed to have occurred (i) in the case of a corporate Member, upon the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter, or (ii) in the case of a Member comprised of a partnership or a limited liability company, upon the dissolution and commencement of winding up of such entity.

(f)   The Member willfully or persistently commits a breach of this Agreement, or otherwise engages in conduct in matters relating to the business of the Company in such a manner as to evidence a disregard for the best interests of the other Member and/or such Member's affiliates.

(g)   The Member provides the Company with a written notice of dissociation at least ninety (90) days' prior to the date of dissociation.

(h)   Any other event of dissociation set forth in the Act; provided, however, that no Member may elect to dissociate from the Company upon less than ninety (90) days' prior written notice to the Company.

11.2   **Purchase Option.**

(a)   Upon the occurrence of an Event of Dissociation resulting from any breach by a Member of the Act or this Agreement, or pursuant to Sections 11.1(a) through 11.1(g) above, the Company with the approval of Members holding a majority of the Units shall have the right and option (the "Option") to purchase any or all of the Units of the dissociating Member (the "Dissociating Member") at a purchase price determined in accordance with Section 11.3 hereof. The Option may be exercised at any time during the period beginning on the date of the Event of Dissociation and ending one (1) year after the date on which the Company received actual notice of such Event of Dissociation.

(b)   The Company may exercise the Option at any time during the period described in Section 11.2(a) hereof by giving written notice of such exercise to the Dissociating Member.

11.3   **Determination of Purchase Price.** The purchase price payable to the Dissociating Member upon exercise of the Option shall be a sum equal to the lesser of (i) amount of unreturned capital contributions of the Dissociating Member to the Company on the date of purchase, and (ii) the amount that would be distributed to the Dissociating Member were the Company to be liquidated on the date of the Event of Dissociation, as reasonably determined or approved by the Board of Directors.

11.4   **Closing.**

(a)   The closing of a purchase of the Dissociating Member's Units pursuant to exercise of the Option shall be held at the office of the Company not later than thirty days following the exercise of the Option. At the closing, the Dissociating Member shall transfer to the Company its Units free and clear of all liens, security interests and competing claims (other than security interests granted in favor of the Company), and shall deliver to the Company such instruments of transfer and such evidence of due authorization, execution and delivery and of the absence of any such liens, security interests or competing claims as the Company shall reasonably request. The Dissociating Member and the Company each shall pay its own legal fees and expenses incident to the purchase and sale of the Dissociating Member's Units. Any transfer taxes and the cost of preparing the instrument of transfer shall be paid by the Dissociating Member. All other costs incident to the closing shall be paid fifty percent by the Dissociating Member and fifty percent by the Company.

(b)   Upon compliance by the Dissociating Member with the provisions of Section 11.4(a) hereof, the Company shall pay to the Dissociating Member a sum equal to the purchase price for the Dissociating Member's Units determined pursuant to Section 11.3 hereof. Payment of such purchase price may be made in cash, by certified or bank cashier's check, or by a non-recourse promissory note bearing interest at a rate equal to the greater of (i) two percent (2%) or (ii) the lowest rate permitted by applicable law, with a maturity of five years or less from the date of the closing.

(c)   Upon a transfer of the interest of the Dissociating Member pursuant to this Article 11 and effective as of the date of such transfer, the Dissociating Member shall cease to be a Member, shall cease to share in the profits and losses of the Company and shall cease to be responsible for liabilities incurred by the Company after such date. No transfer of the interest of the Dissociating Member in the Company shall affect any rights the Dissociating Member may have as a creditor of the Company or any liability the Dissociating Member may have to the Company or the other Members for withdrawal from, or assignment of its interest in, the Company in contravention of this Agreement.

11.5   **No Put Option.** Notwithstanding anything to the contrary in the Act, the Company shall under no circumstances be required to purchase a Dissociating Units. If the Company elects not to purchase a Dissociating Member's Units, the Member's capital contribution shall remain with the Company until its affairs are wound up and dissolved in accordance with this Agreement.

ARTICLE 12
TERM AND TERMINATION

12.1   **Term.** The Company is an "at will" limited liability company under the Act and its existence shall commence as of the Effective Date and shall continue until Articles of Termination are filed, unless sooner terminated pursuant to statute or any provisions of this Agreement.

12.2   **Events of Dissolution.** The Company shall be dissolved with the approval of a Member or Members holding a majority of the Class A and Preferred Units, and as provided pursuant to the Act, consistent with the provisions of this Agreement.

12.3   **Effective Date of Dissolution.** The dissolution of the Company shall be effective on the day on which the event giving rise to the dissolution occurs, but the Company shall not terminate until all of its affairs have been wound up and its assets distributed as provided in this Article 12.

12.4   **Procedures upon Dissolution.**

(a)   Subject to Section 12.5 below, upon a dissolution of the Company for any reason other than the purchase by one Member of all the Units, the Members jointly shall have authority to wind up the Company's business and liquidate the Company's assets, except that if dissolution occurs by reason of default of a Member, only the non-defaulting Member or Members shall have such authority. The Member or Members having such authority are hereinafter referred to as the "Dissolving Members". To the extent practicable, the Dissolving Members shall liquidate the assets of the Company as promptly as is consistent with obtaining the fair value thereof. After payment of all expenses related to the liquidation and except as otherwise provided by law, the Dissolving Members shall apply and distribute the proceeds of the liquidation (including assets which cannot be feasibly liquidated) in the following order:

(i) First, to the payment of creditors of the Company in the order of priority provided by law, including Members but excluding secured creditors whose obligations are to be assumed or otherwise transferred on the liquidation of Company assets.

(ii) Second, to the creation of any reserves that the Dissolving Members determine to be necessary for contingent or unforeseen liabilities or obligations of the Company. The Dissolving Members shall select a bank or trust company qualified to do business in the State of Hawaii to act as escrow agent and shall pay over to such escrow agent the aforementioned reserves to be held by it for the purpose of satisfying any of the aforementioned contingencies and, at the expiration of such period as the Dissolving Members deem advisable, to distribute the balance then remaining in the manner hereafter provided.

(iii) The balance, if any, to the Members in accordance with (and to the extent of) their respective positive capital account balances pursuant to Section 12.4(b) hereof.

(b)   Upon liquidation of the Company (or any Member's interest in the Company), liquidating distributions shall in all cases be made in accordance with the positive capital account balances of the Members as determined after taking into account all capital account adjustments for the Company's fiscal year during which such liquidation occurs (other than those made pursuant to this Section 12.4(b) or pursuant to any obligation of a Member to restore a deficit balance in such Member's capital account) by the end of such fiscal year or, if later, within ninety days after the date of such liquidation. Such liquidating distributions shall be made in the order of priority set forth in Section 12.4(a) hereof.

(c)   The Members do not intend or expect that any Member will have a deficit balance in such Member's capital account upon liquidation of the Company or the Member's interest in the Company. If, however, following such a liquidation, a Member has a deficit balance in such Member's capital account after Profits and Losses have been allocated pursuant to Article 6 hereof and all other adjustments have been made to such Member's capital account, such Member shall have no obligation to contribute any money to restore such deficit balance.

(d)   Notwithstanding the provisions of Section 12.4(a) hereof, the Members may by mutual agreement elect to receive assets of the Company in kind, in lieu of the sale of such assets and the distribution of cash proceeds.

(e)   The Members shall execute and deliver such instruments, in form and substance reasonably acceptable to the Dissolving Members, as are necessary to transfer the assets of the Company being sold to any purchasers in dissolution, and each Member agrees to cooperate with the others to effect any distribution of assets in kind to a Member in connection with the dissolution and termination of the Company.

12.5   **Filing of Certificate.**   Upon the completion of the foregoing distribution plan, the Company shall terminate and the Members shall cease to be such, and the Members shall execute and cause to be filed with the Secretary of State of the State of Hawaii a certificate of cancellation or termination of the Company or similar filing.

ARTICLE 13
MISCELLANEOUS PROVISIONS

13.1   **Entire Agreement; Governing Laws.** This Agreement contains the entire agreement of the parties hereto relative to the formation of the Company and otherwise with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, among them with respect thereto. Each of the parties hereto shall at all times do everything reasonably necessary to fully perform and carry out the terms and intent of this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Hawaii.

13.2   **Amendments.** This Agreement may not be changed, modified or amended, except upon approval by Members holding a majority of the outstanding Capital Units, voting as a separate class, and by Members holding a majority of the outstanding Preferred Units, voting as a separate class, except that this Agreement may be amended to add any party hereto as a "Member" with the approval of the President or the Board of Directors. No Member shall have any vested rights in this Agreement which may not be modified through an amendment to this Agreement.

13.3   **Estoppel Certificates.** Each Member shall, upon request of any other Member, deliver to the requesting Member or to such other party as the requesting Member directs, a certificate stating (i) whether the Company is in full force and effect; (ii) that this Agreement has not been modified, except by any instrument or instruments identified in said certificate; (iii) that the Member executing such certificate is not aware of any dissociation hereunder by the requesting Member, or, if the Member executing such certificate is aware of such a dissociation, the certificate shall specify the nature and extent thereof; and (iv) such other information as the Member requesting such certificate reasonably requests.

13.4   **Waiver of Partition.** Except as expressly provided in this Agreement, no Member shall, either directly or indirectly, take any action to require partition or appraisement of the Company or any of its assets or properties or cause the sale of any Company property, and notwithstanding any provisions of applicable law to the contrary, each Member (for such Member and such Member's legal representatives, successors and assigns) hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale with respect to such Member's interest in, or with respect to any assets of, the Company.

13.5   **Dispute Resolution.**

         (a)   Within twenty (20) days after the giving by any party to any other party hereto of written notice (the "Dispute Notice") that there is such a dispute, controversy or claim, representatives of the parties involved in the dispute with authority to settle the matter shall meet at a mutually acceptable time and place in an effort to reach an amicable resolution.

         (b)   If said dispute, controversy or claim cannot be resolved or is not resolved through negotiation within thirty (30) days after the giving of the Dispute Notice, the parties agree to try in good faith to settle the dispute by non-binding mediation under the Commercial Mediation Rules of the American Arbitration Association.

         (c)   If no amicable resolution is reached as a result of the procedures in subparagraphs (a) and (b) hereof within sixty (60) days after the giving of the Dispute Notice, then the dispute, controversy or claim shall be resolved by binding arbitration to be conducted by three arbitrators (or a single arbitrator if the parties so agree) in Hawaii in accordance with the rules of Dispute Prevention & Resolution, Inc. ("DRP") then in effect, except that the results of any prior mediation among the parties shall not be introduced or divulged in the arbitration. Unless the parties agree upon a single arbitrator, each party shall appoint one arbitrator and the two arbitrators thus appointed shall appoint the arbitral chair. The arbitrators shall be selected by DRP upon receiving notice from any Member that a dispute exists. The decision of a single arbitrator or, if there are three arbitrators, the decision of such arbitrators or a majority of them, shall be final, conclusive and binding on the parties hereto. All proper costs and expenses of such arbitration, including, without limitation, witnesses' fees, attorneys' fees and the fees of the arbitrators, shall be charged to a party or parties in such amounts as the arbitrator (or at least a majority of the arbitrators, if there are three) shall determine at the time of his, her or their decision. Any amounts payable pursuant to the preceding sentence shall bear interest at an annual rate equal to the Bank of America (or other bank designated by the Board of Directors) prime rate plus two percentage points and shall be computed from the date such costs and expenses are incurred until paid in full. In the event of the failure, inability or refusal of any arbitrator to act, a new arbitrator shall be appointed in his or her stead by the DRP. An award made by an arbitrator or arbitrators pursuant to this Section 13.5 shall be binding in all respects. In the resolution of any dispute or controversy as set forth in this Section 13.5, each Member hereby irrevocably waives any right or claim to exemplary or punitive damages in any jurisdiction.

13.6 **Notices.** All notices under this Agreement shall be in writing and shall either be personally delivered or be sent by registered or certified mail, postage prepaid, return receipt requested, to the Members at their respective addresses last recorded on the records of the Company and to the Company at its principal office or at such other address as the Company may hereafter specify by written notice to the Members. Any notice given in the foregoing manner shall be deemed effective as of the date of personal delivery or, if mailed, three business days after its deposit in any regular United States Postal Service depository in accordance with the foregoing.

13.7 **Brokerage.** Each Member represents and warrants that it has not employed or retained any finder or broker in connection with the transactions contemplated by this Agreement. Each Member shall indemnify and hold harmless the other Members and the Company and its officers, directors and managers against all claims for any brokers' or finders' fees made or asserted by any person claiming to have been employed or retained by the indemnifying Member (and/or such Member's affiliates) relative to this transaction and all costs and expenses (including reasonable attorneys' fees) of investigating and defending such claims.

13.8 **Computation of Time.** In computing any period of time prescribed in this Agreement, the day of the event from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, Sunday or holiday..

13.9 **Execution in Counterparts.** This Agreement may be executed in any number of counterparts, with the same effect as if all parties hereto had signed the same document, and may be executed and delivered by facsimile or other electronic transmission. All counterparts shall be construed together and shall constitute one agreement.

13.10 **Binding Effect.** Subject to the limits on sale, assignment and transfer in this Agreement, each and all of the agreements herein shall be binding upon and inure to the benefit of the Members and their respective successors and assigns.

13.11 **Severability.** If any provision of this Agreement or the application thereof to any person or entity or any circumstance is determined to be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other persons or entities or other circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

13.12 **No Third Party Beneficiaries.** Nothing in, or which may be implied from, this Agreement is intended to confer any rights or remedies upon any person or entity, other than the Members and their successors and permitted assigns, unless expressly stated herein to the contrary. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any capital contribution or otherwise.

13.13 **Captions.** Article and section titles or captions in this Agreement are for convenience and reference only and in no way govern, define, limit, extend or describe the scope of this Agreement or the intent, interpretation or construction of anything in this Agreement.

13.14 **Identification.** Whenever the singular number is used in this Agreement and the context so requires, it shall include the plural, and the masculine gender shall include the feminine and neuter genders.

[Signature page follows- The remainder of this page is left blank]

IN WITNESS WHEREOF, the Company and the Members have executed this Agreement as of the date first above written.

THE COMPANY:

LANIKAI BREWING COMPANY LLC



By _____

Steven Haumschild, Chief Executive Officer

CLASS A COMMON UNIT HOLDERS:



Steven Haumschild



Daniel Frerich Jr.

Brandon Cody



Allan Darling

CLASS B COMMON UNIT HOLDERS:

NONE
_____
Name

_____
Signature

PREFERRED UNIT HOLDERS:

Name of Holder:

NONE _____

By: _____

Name: _____

Title: _____

EXHIBIT A

CLASS A COMMON UNITS: See Attached Document Labeled 'CAP TABLE'

CLASS B COMMON UNITS: See Attached Document Labeled 'CAP TABLE'

PREFERRED UNITS: See Attached Document Labeled 'CAP TABLE'



Lanikai Brewing Company LLC
Capitalization Table as of September 29,2014

I. FOUNDERS CLASS A COMMON UNITS		Issued	Authorized	% of Class	Notes
Common Issued and Authorized			**6,000,000**		
Steven Haumschild		2,447,761		40.80%	
Dan French		507,463		8.46%	
Brandon Cody		805,970		13.43%	
AJ Darling		2,238,806		37.31%	
		6,000,000		100.00%	

II. PREFERRED UNITS		Issued	Authorized	% of Class	Notes
Series A Preferred Issued and Authorized			**4,500,000**		
Richard Butts		250,000		5.56%	Converted as of 7/29/2014
Greg Pleiss		250,000		5.56%	Converted as of 8/6/2014
Shane Ring		250,000		5.56%	Converted as of 8/7/2014
Jim Scott		250,000		5.56%	Converted as of 8/13/2014
Dave and Gina Hammer		250,000		5.56%	Converted as of 9/7/2014
Julian Richie		500,000		11.11%	
WARRANTS					
Steven Haumschild			500,000		Unconverted
Brandon Cody			200,000		Unconverted
Daniel French Jr			150,000		Unconverted
		1,750,000	**4,500,000**	**38.89%**	

III. EMPLOYEE POOL - CLASS B COMMON UNITS		Issued	Authorized	% of Class	Notes
Total Available			**4,500,000**		
Key Employee A (CEO)- Steven Haumschild		Currently Vesting	1,350,000	30.00%	PENDING (Vested over 3 years at 65%, 25%, 10%)Accellerated investing
Founders Incentive- Steven Haumschild		Currently Vesting	250,000	5.56%	PENDING (20% @ funding, 20% at Class 1, 20% at first product sold, 20% YE 2015, 20% YE 2016). Acellerated Vesting
Founders Incentive- Daniel French Jr		Currently Vesting	250,000	5.56%	PENDING (20% @ funding, 20% at Class 1, 20% at first product sold, 20% YE 2015, 20% YE 2016) Acellerated investing
Founders Incentive- Brandon Cody		Currently Vesting	250,000	5.56%	PENDING (20% @ funding, 20% at Class 1, 20% at first product sold, 20% YE 2015, 20% YE 2016) Acelleratd investing
Founders Incentive- Alan Darling		Currently Vesting	250,000	5.56%	PENDING (20% @ funding, 20% at Class 1, 20% at first product sold, 20% YE 2015, 20% YE 2016)Acellerated investing
Undistributed			2,150,000	47.78%	Undistributed
				100.00%	

IV. Share Distrubution		SHARES	%		Notes
Class A Common Units		6,000,000	40.00%		
Series A Preferred Units		4,500,000	30.00%		
Class B Common Units		4,500,000	30.00%		
Issued and Outstanding Options		0	0.00%		
	Total:	**15,000,000**	**100.00%**		

V. FULLY DILUTED BREAKDOWN OF OWNERSHIP BY INDIVIDUAL		SHARES	% of total	% of Distrubuted	Notes: ASSUMING BANK LOAN OF 150K, CONVERTED WARRANTS AND VESTED CLASS B
Steven Haumschild		2,447,761	16.32%	31.58%	(2,447,761+500,000+1,350,000+ 775,200+250,000)/15M (5,322,961/15M) 35%
Dan French		507,463	3.38%	6.55%	(507,463 +150,000+160,740+250,000)/15M (1,068,203/15M) 7%
Brandon Cody		805,970	5.37%	10.40%	(805,970+255,170+250,000+200,000)/15M (1,511,140/15M) 10%
AJ Darling		2,238,806	14.93%	28.89%	(2,238,806+708,890+250,000)/15M (3,197,696/15M) 21%
Richard Butts		250,000	1.67%	3.23%	1.67%
Greg Pleiss		250,000	1.67%	3.23%	1.67%
Shane Ring		250,000	1.67%	3.23%	1.67%
Jim Scott		250,000	1.67%	3.23%	1.67%
Dave and Gina Hammer		250,000	1.67%	3.23%	1.67%
Julian Richie		500,000	3.33%	6.45%	3.33%
Total Distributed		7,750,000	51.67%		
Undistributed		7,250,000	48.33%		14.33% Undistributed Class B
	Total:	**15,000,000**	**100.00%**	100.00%	

BH SH
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